UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pacific Webworks Inc.

(Name of Company)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

(CUSIP Number)

Ban Siong Ang

1986 Permatang Berangan, 13300

Tasik Gelugor, S.P.U. Pulau Pinang, Malaysia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  󠅲

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 69506E 202

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ban Siong Ang

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	[ ]
(b)	[ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Malaysia
	7	SOLE VOTING POWER

10,210,517
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
10,210,517

	10	SHARED DISPOSITIVE POWER

0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,210,517
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

98.91% (1)
14		TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 10,323,104 shares of common stock outstanding as of April 24, 2018.

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Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Pacific Webworks Inc., a Nevada corporation (the “Issuer”), whose principal executive office is located at 3136 Mission Gorge Road # 111, San Diego, CA  92120.

Item 2.	Identity and Background.

This Statement is being filed by Ban Siong Ang, who is now the controlling stockholder of the Issuer.

The business address of the Issuer is at 3136 Mission Gorge Road # 111, San Diego, CA  92120. The issuer is currently a shell company as defined in the Act Rule 12b-2.

The business address of Ban Siong Ang is at 1986 Permatang Berangan, 13300, Tasik Gelugor, S.P.U. Pulau Pinang, Malaysia.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

The Reporting Person acquired 10,210,517 shares of the Issuer pursuant to the Securities Purchase Agreement dated April 18, 2018, pursuant to which the Reporting Person purchased 10,210,517 shares of the Issuer from the Seller, Dan Masters for $335,000.

Item 4.	Purpose of Transaction.

The purpose of this Schedule 13D is to report the beneficial ownership by Ban Siong Ang of 10,210,517 shares or 98.91 percent of the Issuer’s issued outstanding common stock as of April 24, 2018, as explained Item 5 below.

Except as provided below, the Reporting Person does not have any current plans or proposals which relate to or result in:

a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e)	any material change in the present capitalization or dividend policy of the Issuer;
f)

any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company.

(a) The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 10,210,517 shares of common stock held by Pacific Webworks Inc., constituting 98.91% of the Issuer’s outstanding common stock. The aggregate number and percentage of shares of common stock reported herein are based on the most recent publicly available information of the Issuer’s issued and outstanding shares.

(b) The Reporting Persons hold sole power to dispose of the Shares.

(c) Other than the transaction described herein, there has been no other transaction involving the issuers’ shares during the past sixty (60) days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2.1	Securities Purchase Agreement, dated April 28, 2018.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2018

By:	/s/Ban Siong Ang
Ban Siong Ang
Title:	Controlling stockholders of PWEB

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